FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3468	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga @ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES THAT VivaAeroBus HAS CHOSEN GACN

AND THE MONTERREY INTERNATIONAL AIRPORT

AS ITS OPERATIONAL BASE IN MEXICO

Mexico City, July 19, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that the new airline VivaAeroBus has selected the Monterrey International Airport as its operational base in Mexico. The airline’s central offices and the operations and maintenance center will be located in this airport, which is the flagship airport of the North Central Airport Group (GACN). VivaAeroBus plans to begin operations in September 2006 with two Boeing 737-300 aircraft. The new carrier plans to grow its fleet to five planes in the first year and ten in the second.

VivaAeroBus is the strategic alliance between the Mexican group IAMSA and the company RyanMex, which is owned by Tony Ryan and his family, and which will enjoy the support of specialists in the operation of low cost airlines in Europe, with headquarters in Ireland.

GACN operates 13 airports in nine Mexican states, including industrial centers, border cities, tourist destinations, and Monterrey, one of Mexico’s major metropolitan areas. GACN provides airport services, and manages cargo and other commercial activities under the brand OMA. For more information please go to www.oma.aero

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance